UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-K

For Period Ended: February 28, 2001

PART I --REGISTRANT INFORMATION

 Sono-Tek Corporation
 Full Name of Registrant

 2012 Route 9W
 Address of Principal Executive Office (Street and Number)

Milton, NY  12547
 City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

The subject report could not be filed without unreasonable effort or expense, therefore the Company seeks relief pursuant to Rule 12b-25(b)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q , or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[__]	(c)	The accountant's statements or other exhibit required by this Rule
12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Due to the discontinuance of a reporting segment subsequent to the fiscal year end, the audit and Form 10k for the period ending February 28, 2001 was not completed on time. It is expected that the Form 10k will be filed within the extension period.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kathleen N. Martin
           (Name)

845-795-2020
 (Area Code) (Telephone Number)


(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes. Subsequent to the fiscal year end, the Board of Directors voted to discontinue the cleaning system segment of the Company.


Sono-Tek Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 30, 2001	By:  /s/ Kathleen N. Martin
					Kathleen N. Martin, CFO